UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 12, 2021, Eneti Inc. (the “ Company”) increased the size of its board of directors (the “Board”) from eight to ten members, and appointed Peter Niklai, and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date. The Board has determined that Mr. Niklai and Mr. Tachigami are “independent directors” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.

Peter Niklai

Mr. Niklai has 20 years of board experience across multiple industries and regions. He joined INCJ (then known as Innovation Network Corporation of Japan), an investment partnership between the Government of Japan and over 20 major Japanese corporations, in 2012. Mr. Niklai joined JIC Capital, Ltd., a sister fund of INCJ, in November 2020, following its establishment in September 2020, and has since remained on secondment to INCJ, where he serves as a Managing Director, responsible for investing in and overseeing the governance of portfolio companies. He is a board member of Ambry Genetics, a genetic testing company based in the United States. Mr. Niklai’s other recent board experience includes Aguas Nuevas, a Chilean water utilities provider, between 2018 and 2020, and AGS, a water utilities provider operating in Portugal and Brazil, between 2017 and 2020, as well as Chaucer Foods, a freeze-dried food products company based in the United Kingdom, between 2018 and 2020.

Before joining INCJ in 2012, Mr. Niklai spent four years in M&A, finance, and operations roles in the education sector at Berlitz Corporation and Shane Corporation Japan. Earlier in his career, he also worked at Credit Suisse Securities Japan in an institutional sales/research role and as a management consultant at IT Convergence and Ernst & Young Consulting Japan (currently Qunie).

Mr. Niklai holds an MBA degree from London Business School, a Postgraduate degree in Economics from Nihon University, and an Undergraduate degree in Economics and Management from Corvinus University in Budapest.

Hiroshi Tachigami

Mr. Tachigami has 29 years of experience working for Marubeni Corporation, a major Japanese integrated trading and investment business conglomerate. He currently serves as a General Manager of Marubeni’s Power Business Dept - III, which focuses on power generation and renewable energy generation worldwide, and on the board of a number of portfolio companies in the renewable energy sector across principally the United States, South America and Europe.

Since joining Marubeni Corporation in 1992, Mr. Tachigami has focused on investments in the power and energy sector. From 2017 to 2019, he was based in Singapore, serving as Executive Vice President of Senoko Energy Pte. Ltd. and then as President and CEO of Marubeni Asian Power Singapore Pte. Ltd., engaged in the marketing and development of power projects in the Asia Pacific region. Prior to this, between 2013 and 2017, Mr. Tachigami was the President, and currently serves as a director, of Marubeni Europower Ltd., focusing on the marketing and development of power projects in Europe. Earlier in his career, he was based in New York between 1997 and 2006, working on the marketing and development of power projects in North America, Central America and South America at Marubeni Power International, Inc.

Mr. Tachigami has a bachelor’s degree from the University of Tokyo and has participated in Harvard Business School’s Program for Leadership Development.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-251301), the Company's registration statement on Form F-3 (File No. 333-221441) and the Company's registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: August 12, 2021	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer